UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2022

Commission File Number: 001-38799

SCIENJOY HOLDING CORPORATION

(Exact Name of Registrant as Specified in Its Charter)

Room 1118, 11th Floor, Building 3, Wangzhou Rd. No.99, Liangzhu Street

Yuhang District, Hangzhou, Zhejiang

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This Form 6-K is hereby incorporated by reference into the registration statements of the Company on Form S-8 (Registration Number 333-256373), Form F-3 (Registration Number 333-256714), and Form F-3 (Registration Number 333- 254818), to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Entry into Material Definitive Agreements

On June 1, 2022, Scienjoy Holding Corporation (“we,” “us,” the “Company” or “SHC”), through its wholly-owned subsidiary, Sixiang Infinite (Zhejiang) Culture Technology Co., Ltd. (Zhejiang WFOE), entered into a series of contractual arrangements with Sixiang Qiyuan (Hangzhou) Culture Technology Co., Ltd. (“Sixiang Qiyuan”) and its shareholders, thereby  in substance obtained control over all equity shares, risks and economic benefits of  Xiuli (Zhejiang) Culture Technology Co., Ltd., Leku (Zhejiang) Culture Technology Co., Ltd., Haifan (Zhejiang) Culture Technology Co., Ltd., Xiangfeng (Zhejiang) Culture Technology Co., Ltd. and Hongren (Zhejiang) Culture Technology Co., Ltd. The Company will commence its operations in Hangzhou after effecting the agreements under such contractual arrangements (the “VIE Agreements”) as described below. The Company intends to integrate its supply chain resources, local resources, and geographical advantages to achieve rapid growth in livestreaming commerce, Multi-Channel Network development, and new technology development, as well as accelerating the development of a Metaverse eco-system.

Materials terms and conditions of the VIE Agreements, including an Exclusive Option Agreement, the Power of Attorney Agreement, a Share Pledge Agreement and an Exclusive Business Cooperation Agreement, are described as follows:

Exclusive Option Agreement.

Pursuant to the Exclusive Option Agreement (including any supplementary agreement thereto, if any) entered into by and among Zhejiang WFOE, Sixiang Qiyuan and all the shareholders of Sixiang Qiyuan, the shareholders of Sixiang Qiyuan hereby irrevocably grant to Zhejiang WFOE or its designee, to the extent permitted by the laws of the People’s Republic of China, the exclusive right to purchase all or part of the equity interest held by such shareholders at the lowest purchase price permitted by the laws of the People’s Republic of China. Without the written consent of Zhejiang WFOE, Sixiang Qiyuan may not distribute any profits or create any encumbrance in any manner. If Sixiang Qiyuan makes the profit distribution with Zhejiang WFOE’s written consent, Sixiang Qiyuan’s shareholders shall pay all of any funds received by them to Zhejiang WFOE.

The term of the Exclusive Option Agreement is twenty years and will be automatically renewed for one year. Upon the expiration of each renewed term, the Exclusive Option Agreement will be automatically renewed for one year. In the meantime, Zhejiang WFOE shall have the right to terminate the Exclusive Option Agreement at any time by giving a three days’ prior notice.

Power of Attorney Agreements.

Zhejiang WOFE has entered into a Power of Attorney Agreement (the “Power of Attorney,” including any supplementary agreements, if any) with each shareholder of Sixiang Qiyuan, pursuant to which each such shareholder grants the proxy rights to Zhejiang WFOE in connection with his equity interest in Sixiang Qiyuan, including, without limitation, all the shareholders’ beneficial rights and voting rights conferred by the Company Law of the People’s Republic of China and the Articles of Association of Sixiang Qiyuan. Each Power of Attorney Agreement shall be irrevocable from the date of execution and shall continue to be valid until the relevant shareholder no longer holds Sixiang Qiyuan’s equity interest.

Share Pledge Agreement.

In accordance with the Share Pledge Contract (including any supplementary agreement thereto, if any) entered into by and among Zhejiang WFOE, Sixiang Qiyuan and each of the shareholders of Sixiang Qiyuan, each shareholder of Sixiang Qiyuan has pledged all of Sixiang Qiyuan’s equity interest held by such shareholder to guarantee the respective performance of Sixiang Qiyuan and such shareholder under the Exclusive Option Contract, the Exclusive Business Cooperation Agreement and the Power of Attorney Agreement, as applicable.

If Sixiang Qiyuan or any of its shareholders breaches its contractual obligations under any VIE Agreements, Zhejiang WFOE, as the pledgee, will have certain rights, including the sale of the pledged equity interest. The shareholders agree that, without the prior written consent of Zhejiang WFOE, they shall not transfer, sell, pledge, dispose of or in any other manner create any new encumbrance upon their equity interest in Sixiang Qiyuan. The Share Pledge Agreement shall remain effective until all obligations under the VIE Agreements have been performed, or the VIE Agreements have been terminated, or all obligations under the VIE Agreements have been fully performed.

Exclusive Business Cooperation Agreement

In accordance with the Exclusive Business Cooperation Agreement between Zhejiang WFOE and Sixiang Qiyuan (including supplementary agreements thereto, if any), Zhejiang WFOE will provide Sixiang Qiyuan with exclusive business support and all business-related technologies and consulting services in order to obtain the fees equal to the consolidated net income of Xiuli (Zhejiang) Culture Tech Co., Ltd., Leku (Zhejiang) Culture Tech Co., Ltd., Haifan (Zhejiang) Culture Tech Co., Ltd., Xiangfeng (Zhejiang) Culture Tech Co., Ltd. and Hongren (Zhejiang) Culture Tech Co., Ltd. after deducting losses of the previous year (if any). Zhejiang WFOE may adjust the service fees according to the following factors:

●	Quarterly based on the complexity and difficulty of the services provided pursuant to the Exclusive Business Cooperation Agreement during such quarter (“Quarterly Services”);

the number of Zhejiang WFOE’s employees who provided the Quarterly Services and the qualifications of these employees;

●	The number of hours Zhejiang WFOE’s employees spent to provide the Quarterly Services;

●	The nature and value of the Quarterly Services;

●	market reference price; and

●	Sixiang Qiyuan’s operating conditions.

The term of the Exclusive Business Cooperation Agreement is twenty years and is automatically renewable for one year. Upon the expiration of each renewal term, the Exclusive Business Cooperation Agreement can be automatically renewed for one year. In addition, Zhejiang WFOE shall have the right to terminate this agreement at any time by giving a three-day notice on the termination of this Agreement.

The foregoing summary description of each of the Exclusive Option Agreement, the Power of Attorney Agreements, the Share Pledge Agreement and the Exclusive Business Cooperation Agreement, does not purport to be complete and is qualified in its entirety by reference to the full text of the Exclusive Option Agreement, the Power of Attorney Agreements, the Share Pledge Agreement Agreement and the Exclusive Business Cooperation Agreement, which are filed as Exhibit 99.2, 99.3, 99.4, 99.5, and 99.6 respectively to this Current Report on Form 6-K, and each is hereby incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated June 17, 2021.
99.2	Exclusive Option Agreement by and among Sixiang Infinite (Zhejiang) Culture Technology Co., Ltd., Sheng Hou, and Yong Xie. dated June 1, 2022.
99.3	Power of Attorney Agreement by and between Sixiang Infinite (Zhejiang) Culture Technology Co., Ltd., and Sheng Hou. dated June 1, 2022.
99.4	Power of Attorney Agreement by and between Sixiang Infinite (Zhejiang) Culture Technology Co., Ltd., and Yong Xie, dated June 1, 2022.
99.5	Share Pledge Agreement by and among Sixiang Infinite (Zhejiang) Culture Technology Co., Ltd., Sheng Hou, Yong Xie, and Sixiang Qiyuan (Hangzhou) Culture Technology Co., Ltd., dated June 1, 2022.
99.6	Exclusive Business Cooperation Agreement by and between Sixiang Infinite (Zhejiang) Culture Technology Co., Ltd. and Sixiang Qiyuan (Hangzhou) Culture Technology Co., Ltd. dated June 1, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Scienjoy Holding Corporation

Date: June 17, 2022	By:	/s/ Xiaowu He
	Name:	Xiaowu He
	Title:	Chief Executive Officer